Exhibit 99.12

CONSENT OF SENET

The undersigned hereby consents to the use of “SENET” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The technical report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated March 3, 2011 entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo” (the “Namoya Report”);

3.
The management’s discussion and analysis of the Company for the year ended December 31, 2010, which included reference to the undersigned in connection with information relating to the Twangiza Report and the Namoya Report; and

4.	The annual information form of the Company dated March 29, 2011, which includes reference to the undersigned in connection with information relating to the Twangiza Report and the Namoya Report.

Date: March 29, 2011		SENET

	By:	/s/ R. Rautenbach
	Name: Title:	R. Rautenbach Studies Manager